Filed pursuant to Rule 424(b)(3)

File Nos. 333-265889, 333-

266343, 333-269206

EATON VANCE FLOATING-RATE INCOME TRUST

Supplement to Prospectus dated September 27, 2022

EATON VANCE SENIOR FLOATING-RATE TRUST

Supplement to Prospectus dated March 31, 2023

EATON VANCE MUNICIPAL INCOME TRUST

Supplement to Prospectus dated May 10, 2023

1.	The following replaces “COMMON SHARES” under “Description of Capital Structure” in each Trust’s Prospectus:

The Declaration of Trust permits the Trust to issue an unlimited number of full and fractional Common Shares. Each Common Share represents an equal proportionate interest in the assets of the Trust with each other Common Share in the Trust. Common Shareholders are entitled to the payment of distributions when, as, and if declared by the Board. The 1940 Act or the terms of any future borrowings or issuance of preferred shares may limit the payment of distributions to the Common Shareholder. Each whole Common Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC.

The By-Laws establish qualification criteria applicable to prospective Trustees and generally require that advance notice be given to the Trust in the event a shareholder desires to nominate a person for election to the Board or to transact any other business at a meeting of shareholders. Any notice by a shareholder must be accompanied by certain information as required by the By-Laws. No shareholder proposal will be considered at any meeting of shareholders of the Trust if such proposal is submitted by a shareholder who does not satisfy all applicable requirements set forth in the By-Laws.

In the event of the liquidation of the Trust, after paying or adequately providing for the payment of all liabilities of the Trust and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Trust among the Common Shareholders. The Declaration of Trust provides that Common Shareholders are not liable for any liabilities of the Trust and permits inclusion of a clause to that effect in every agreement entered into by the Trust and, in coordination with the Trust's By-Laws, indemnifies shareholders against any such liability. Although shareholders of an unincorporated business trust established under Massachusetts law may, in certain limited circumstances, be held personally liable for the obligations of the business trust as though they were general partners, the provisions of the Trust’s Organizational Documents described in the foregoing sentence make the likelihood of such personal liability remote.

While there are any borrowings or preferred shares outstanding, the Trust may not be permitted to declare any cash dividend or other distribution on its Common Shares, unless at the time of such declaration, (i) all accrued dividends on preferred shares or accrued interest on borrowings have been paid and (ii) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Trust may be required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the preferred shares from a Rating Agency. These requirements may include an asset coverage test more stringent than under the 1940 Act. This limitation on the Trust's ability to make distributions on its Common Shares could in certain circumstances impair the ability of the Trust to maintain its qualification for taxation as a regulated investment company for federal income tax purposes. The Trust intends, however, to the extent possible to purchase or redeem preferred shares or reduce borrowings from time to time to maintain compliance with such asset coverage requirements and may pay special dividends to the holders of the preferred shares in certain circumstances in connection with any such impairment of the Trust's status as a regulated investment company. See “Investment Objectives, Policies and Risks,” “Distributions” and “Federal Income Tax Matters.” Depending on the timing of any such redemption or repayment, the Trust may be required to pay a premium in addition to the liquidation preference of the preferred shares to the holders thereof.

The Trust has no present intention of offering additional Common Shares, except as described herein. Other offerings of its Common Shares, if made, will require approval of the Board. Any additional offering will not be sold at a price per Common Share below the then current NAV (exclusive of underwriting discounts and commissions) except in connection with an offering to existing Common Shareholders or with the consent of a majority of the outstanding Common Shares. The Common Shares have no preemptive rights.

The Trust generally will not issue Common Share certificates. However, upon written request to the Trust’s transfer agent, a share certificate will be issued for any or all of the full Common Shares credited to an investor’s account. Common Share certificates that have been issued to an investor may be returned at any time.

2.	The last sentence of the second paragraph under “CERTAIN PROVISIONS OF THE ORGANIZATIONAL DOCUMENTS” under “Description of Capital Structure” is deleted in each Trust’s Prospectus.

October 10, 2024